UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoreCap Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27777 Franklin Road, Ste 700
(No. and Street)

Southfield (City) MI (State) 48034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Muncie (248) 784-1341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David W. Muncie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoreCap Investments, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

[signature: Daniel McCarty]
Notary Public

DANIEL MCCARTY
Notary Public, State of Michigan
County Of Macomb
My Commission Expires 03-25-2023
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORECAP INVESTMENTS, LLC

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

F0R THE YEAR ENDED DECEMBER 31, 2020

CORECAP INVESTMENTS, LLC

Financial Statements
and Supplementary Information

December 31, 2020

TABLE OF CONTENTS

PAGE NO.

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of CoreCap Investments, LLC
Southfield, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoreCap Investments, LLC, as of December 31, 2020, the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of CoreCap Investments, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CoreCap Investments, LLC's management. Our responsibility is to express an opinion on CoreCap Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CoreCap Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of CoreCap Investments, LLC's financial statements. The supplementary information is the responsibility of CoreCap Investments, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as CoreCap Investments, LLC's auditor since 2014.
Roseville, Michigan
March 26, 2021

CORECAP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	559,515
Accounts receivable:		
Brokers, dealers and clearing organizations		410,561
Deposit - clearing organizations		50,000
Sales representatives		62,772
Related party		—
Other		1,400
Prepaid expenses		366,782
TOTAL ASSETS	$	1,451,030

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	1,569
Commissions payable		436,224
Contingent liability		50,000
Amount due to related parties		84,922
Unsecured debits		512
Total Liabilities		573,227

MEMBER'S EQUITY

Member's equity		877,803
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,451,030

See accompanying notes.

CORECAP INVESTMENTS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenue:		
Commissions	$	427,328
Investment company shares		2,549,336
Insurance based products		1,109,674
Gain/Loss principal trades		21
Interest income		8,898
Underwriting revenue		156,837
Fees earned 12b-1		2,582,980
Other revenue		119,190
Total revenue		6,954,264
Operating Expenses:		
Commission expenses		5,797,663
Clearance fees		57,671
Communications		84,333
Occupancy costs		58,580
Litigation related expenses		324,870
Other operating expenses		809,931
Total operating expenses		7,133,048
NET LOSS	($	178,784)

See accompanying notes.

CORECAP INVESTMENTS, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 556,587
Net income	(178,784)
Additional capital paid in	500,000
Distributions to member	—
Balance at December 31, 2020	$ 877,803

See accompanying notes.

CORECAP INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($	178,784)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in:		
Receivables	(	180,269)
Prepaid expenses	(	5,541)
Accounts payable		168,141
Total adjustments	(	17,669)
Net cash used in operating activities	(	196,453)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital paid in		500,000
Net cash provided by financing activities		500,000
NET INCREASE IN CASH		303,547
Cash and cash equivalents – Beginning of year		255,968
Cash and cash equivalents – End of year	$	559,515

See accompanying notes.

NOTE 1 – ORGANIZATION

CoreCap Investments, LLC (the "Company" or "Core Cap") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of Core Capital Holdings, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Insurance commissions are recorded when earned. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Accounts receivable and contract balances from contracts with customers were as follows. Accounts receivable approximated $411,000 and $265,000 as of December 31, 2020 and 2019, respectively. Contract assets were not material as of December 31, 2020 and 2019. Contract liabilities approximated $487,000 and $363,000 as of December 31, 2020 and 2019, respectively.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

During April 2020, CoreCap along with its Parent converted from an S corporation to an LLC. As an LLC, the Company is treated as a partnership for Federal income tax purposes. Consequently, Federal income taxes are not payable by, or provided for, the Company. LLC members are taxed individually on their share of taxable earnings. CoreCap's net income or loss is allocated among the members in accordance with the provisions of the Company's operating agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2017 or state income tax examinations for years before 2016.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through March 26, 2021 which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2020 charges for services provided by CoreCap Holdings, LLC approximated $630,000 and are included in other operating expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

NOTE 4 – NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2020, the Company's net capital totaled $443,901 which was $393,901 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was a 1.29 to 1.

NOTE 5 – LEASE COMMITMENTS

The Company shares office space with its Parent and other related parties subject to a lease agreement with the Parent. The Company reimburses CoreCap Holdings, LLC on a monthly basis for a portion of occupancy costs which approximated $2,100 per month as of December 31, 2020.

For the year ended December 31, 2020 occupancy expenses for the current and former locations approximated $57,400 and is included in occupancy costs in the accompanying statement of operations.

NOTE 6 – CONTINGENCIES

At December 31, 2020, the Company was subject to a pending Securities and Exchange Commission (SEC) investigation related to supervision of a former registered representative who was terminated on January 23, 2017. The Company has accrued a contingent liability of $50,000 to cover any potential loss from the outcome of the SEC investigation.

The disposition of this matter, in the opinion of management, will not have a material adverse effect on the Company's financial position.

NOTE 7 – COVID-19 CORONAVIRUS PANDEMIC

The COVID-19 pandemic has had and will continue to have a negative impact on the Company's business, financial condition and operations. The full extent of the impact of COVID-19 is still uncertain. The Company implemented certain initiatives in order to reduce the impact of the pandemic on the Company's financial condition. As the pandemic continues, the extent of impact on the Company's business, financial condition and results of operations will depend on future developments all of which are uncertain and cannot be predicted. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 – COMPANY CONDITIONS

For the year ended December 31, 2020 the Company incurred a net loss of approximately $179,000 and reported negative cash flows from operating activities of approximately $197,000. These results were due to the incurring of legal fees and settlement payments primarily regarding claims against the Company relating to a registered representative terminated during 2017. During 2020, the Company paid approximately $325,000 related to these claims and its Parent provided capital infusions of $500,000 to help the Company meet its obligations. The possibility remains of further losses due to a pending SEC investigation (Note 6), however, management expects its Parent will provide capital infusions during 2021 as necessary to cover any capital needs. Such capital infusions would enable the Company to meet its obligations for the twelve-month period from the date the financial statements are available to be issued.

SUPPLEMENTARY INFORMATION

CORECAP INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 877,803
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	877,803
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	877,803
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	433,902
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	443,901
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	443,901
Net capital requirement	50,000
Excess net capital	$ 393,901

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 573,227
Percentage of aggregate indebtedness to net capital	129%

Reconciliation with Company's Computation
There is no material difference between the computation of net capital as reported in CoreCap Investments, LLC Part II Amended (Unaudited) FOCUS report dated December 31, 2020 and the above calculations.

■ *CORECAP INVESTMENTS, LLC*

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

CoreCap Investments, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
CoreCap Investments, LLC
Southfield, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CoreCap Investments, LLC and the SIPC, solely to assist you and SIPC in evaluating CoreCap Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. CoreCap Investments LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting general assessment payment sufficient to cover liability;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on CoreCap Investments LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/20
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CoreCap Investments, LLC
FINRA
SEC# 8-47783
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David W. Muncie 248-784-1341

2. A. General Assessment (item 2e from page 2) $981

B. Less payment made with SIPC-6 filed (**exclude interest**) (516)
10-21-20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 465

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $465

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $465

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CoreCap Investments, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30 day of March, 20 21.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,954,264
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,241,990
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	57,671
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $394	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,300,056
2d. SIPC Net Operating Revenues	$654,208
2e. General Assessment @ .0015	$891
	(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CoreCap Investments, LLC
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report, (1) CoreCap Investments, LLC identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which CoreCap Investments, LLC claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) CoreCap Investments, LLC stated that CoreCap Investments, LLC met the identified exemption provisions throughout the current fiscal year without exception. CoreCap Investments LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoreCap Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 26, 2021

CoreCap Investments, LLC
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2020

CoreCap Investments, LLC Exemption Report

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, LLC:

I, David Muncie, as the chief financial officer of CoreCap Investments, LLC, (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2020 without exception.

I, David Muncie, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

CFO

Signature Title

3-24-21

Date